noco-noco Inc.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON OCTOBER 7 , 2024 (OR ANY ADJOURNMENT OR

POSTPONEMENT THEREOF)

We, of , being the registered holder of ordinary shares, par value US$0.0001 per share in the share capital of noco-noco Inc. (the “Company”) hereby appoint , or failing him/her, the Chairman of the extraordinary general meeting, as our proxy to attend and act on our behalf at the extraordinary general meeting of the Company to be held on October 7, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore and virtually via Webcast https://edge.media-server.com/mmc/p/duy5fxmp . and at any adjournment(s) or postponement(s) thereof.

Our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

RESOLUTIONS	Please tick “√”or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN
1.

RESOLVED, as an ordinary resolution, that the Company effect a share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of up to fifty-to-one (50:1) (the “RS Ratio”), such that the number of authorised, issued and outstanding ordinary shares will be decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary shares will be increased by the RS Ratio (collectively, the “Share Consolidation”), with such Share Consolidation to be effected at such time and date (the “Effective Time”), if at all, and at a precise RS Ratio of up to fifty-to-one (50:1) , in each case, as determined by the board of directors of the Company (the “Board”) in its discretion within ten (10) days of obtaining the requisite shareholder approval for the Share Consolidation, and with such consolidated shares (the “Consolidated Shares”) having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association, and all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each relevant shareholder will be entitled to receive one Consolidated Share in lieu of any fractional share that would have been resulted from the Share Consolidation.

2.

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Share Consolidation and adjustment pending the Board’s determination of the precise RS Ratio, be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into a minimum of 10,000,000 ordinary shares of up to US$0.005 par value each (for a RS Ratio of fifty-to-one (50:1) ) with effect from the Effective Time.

3.

RESOLVED, as a special resolution, that subject to the approval and implementation of the Share Consolidation, the Company adopts, with effect from the Effective Time, the form of the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying Form 6-K as Exhibit 99.4 , subject to adjustment solely in respect of the final authorised share capital amount pending the Board’s determination of the precise RS Ratio) (the “Amended M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and other administrative updates (including, without limitation, the insertion of provisions allowing the Company to conduct hybrid or virtual general meeting in the future and theupdated requirements on written ordinary resolutions of shareholders and publication of notice of general meeting on website.)

4.

RESOLVED, as an ordinary resolution, that the adjournment of the EGM to a later date or dates (a) to the extent necessary or convenient to ensure that any required supplement or amendment to the Form 6-K is provided to shareholders or (b) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the EGM be approved.

Dated , 2024

Signature: _______________________________________________

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1. Only the holders of record of the ordinary shares of the Company at the close of business on August 16 , 2024 (New York time) should use this form of proxy.

2. If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the extraordinary general meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the extraordinary general meeting will be appointed as your proxy.

3. Submission of the executed proxies shall not preclude you from attending and voting at the extraordinary general meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4. Please indicate your voting preference by ticking or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. October 4, 2024 (Singapore time), being the deadline for return of such proxies, will be voted by the proxy holder at the extraordinary general meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the extraordinary general meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the extraordinary general meeting. However, if any other matter properly comes before the extraordinary general meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5. Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6. Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 3 Temasek Avenue Centennial Tower, Level 18, Singapore 039190, Attention: noco-noco EGM team, or by email to proxy@noco-noco.com as soon as possible and in any event no later than 10:00 a.m. October 4, 2024 (Singapore time).